February 20, 2013

VIA EMAIL AND COURIER

Larry Spirgel, Assistant Director

Brandon Hill, Attorney-Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tsingda eEDU Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-52347

Dear Mr. Hill:

Tsingda eEDU Corporation (the “Company”, “we”, “our”, “us”, or “Tsingda”) is electronically transmitting hereunder responses to the oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on February 8, 2013, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed on March 30, 2012. We were requested to confirm the agreements filed as Exhibits 10.21 to 10.26 to Amendment No. 2 to the Form 10-K filed on February 4, 2013 are the documents executed by the relevant parties.

We hereby confirm the following exhibits are the executed documents signed by the relevant parties.

10.21	Investment Agreement dated August 10, 2011 by and among Tsing Da Century Education Technology Co. Ltd (“Tsingda Education”) and Beijing Yiying Angel Education Consulting Co., Ltd. (“Yiying Angel”) and Ms. Yitong Chen, the owner of Yiying Angel.
10.22	Supplementary Agreement to the Investment Agreement dated August 3, 2012 by and among Tsingda Education, Yiying Angel and Ms. Yitong Chen
10.23	Co-operation Agreement dated November 1, 2011 by and between Tsingda Education and Beijing ShangXue Educational Technology Co.
10.24	Investment Agreement dated August 5, 2011 by and between Tsingda Education and Mr. Guozhen Zhou, founder of Asia Outstanding Students Admissions Union Ltd.
10.25	Supplementary Agreement to the Investment Agreement dated August 5, 2011 by and between Tsingda Education and Mr. Guozhen Zhou.

We acknowledge that Exhibit 10.26 is the form of Franchise Agreement used with approximately 3,153 franchisees of Tsingda learning centers in the Company’s business as of June 30, 2012.

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The Company acknowledges that:

•            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel, Adam Mimeles Esq., at (212) 370-1300.

Very truly yours,

/s/ Chungmai Kang

Chungmai Kang